

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 23, 2008

Mr. Timothy G. Byrd, Sr.
Chief Executive Officer/Chief Financial Officer
Adino Energy Corporation
2500 City West Boulevard
Suite 300
Houston, TX 77042

      Re: **Adino Energy Corporation**
                Form 10-KSB for Fiscal Year Ended December 31, 2007
                Amended April 22, 2008, and August 11, 2008
                Filed April 15, 2008
                Form 10-Q for Fiscal Quarter Ended June 30, 2008
                Filed August 13, 2008

Dear Mr. Byrd:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, Amendment No. 2, for the Fiscal Year Ended December 31, 2007

General

1.   Please include pagination in future filings.

Management's Discussion and Analysis

Results of Operations

2.   Revise this section to include a robust comparison of the year-over-year results
      for each line item in your statement of operations as it does not appear that you
      have focused on material trends or on analysis. As examples only, you should
      explain the factors that accounted for revenues increasing from $760,313 to
      $1,967,813, why payroll and terminal management fees increased, why legal and
      professional fees increased from $110,574 to $500,183 and why consulting fees
      increased from $1,120,361 to $1,960,075. In this regard, your explanations
      should not only indicate, for example, that certain individuals were paid more, but
      why. As other examples, your "loss on embedded derivative liability" and "gain
      from lawsuit" transactions should be explained, not simply cited. Refer to the
      guidance at Regulation S-B, Item 303(b)(1)(vi), and Regulation S-K, Item
      303(a)(3) and the guidance in Section III.B of SEC Release 33-8350, Commission
      Guidance Regarding Management's Discussion and Analysis of Financial
      Condition and Results of Operations.

Liquidity and Capital Resources

3.   Expand this section to include a discussion of how you can satisfy your cash
      requirements and whether you will have to raise additional funds in the next 12
      months. In this regard, it also appears that you have not included a description of
      your plan of operation for the next 12 months. Refer to Regulation S-B, Item
      303(a), and Regulation S-K, Item 303(a)(1).

Risk Factors

4.   Tell us why you do not believe that the material weaknesses described by you in
      Item 8A should be discussed here as a risk factor.

Financial Statements

Consolidated Balance Sheets

5.   Please explain to us the facts and circumstances upon which you relied when you
      determined that your note receivable of $750,000 remains collectible as of June
      30, 2008 and December 31, 2007. We note your response to our prior comment
      number 6 in our letter dated March 20, 2006, and do not find the information
      provided in your response dated March 14, 2008 to sufficiently address how you
      have determined that the collectibility of this note receivable is probable. Include
      in your analysis how you value the 600 units of IFL being held in attorney
      escrow. If you believe that a legal right of offset exists with regard to your note

payable to the same party of $1,500,000, explain to us how you have evaluated the provisions of paragraph 7(1) of APB 10, FIN 39 and related accounting literature.

Consolidated Statements of Operations

6.   Revise your presentation to include depreciation expense related to operations in your calculation of gross margin on sales. Refer to SAB Topic 11:B.

Note 1 – Organization and Summary of Significant Accounting Policies

7.   Expand your revenue recognition policy to clarify how you recognize the throughput and storage fees earned in connection with your contractual arrangements. Please clarify how you evaluate when performance has been completed when determining the appropriate period to recognize revenue. Explain how your accounting policy specific to your operations complies with SAB 104. In addition, if you receive throughput and storage fees from the same customer, explain how you apply EITF 00-21 when allocating arrangement fee to these separate services.

8.   Expand your policy with regard to impairment of long-lived assets to clarify, if true, that you test for impairment of goodwill on an annual basis and between annual tests in certain circumstances. Refer to the requirements of SFAS 142, paragraph 26. In addition, provide your analysis supporting your conclusion that your goodwill balance was not impaired as of December 31, 2007.

Note 3 - Lease Commitments

9.   Provide your analysis of paragraph 7 of SFAS 13 supporting your conclusion that your lease for the terminal from 17617 Aldine Westfield Road, LLC qualifies as a capital lease. Please clarify how you analysis was updated, if at all, upon assigning the rights under the agreement to Lone Star Fuel Storage and Transfer LLC on September 26, 2008.

Controls and Procedures

10.   Please explain to us why the corrective actions that you have described at the end of this section do not represent changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits

11.   Please amend your filing so that each exhibit is included separately as an exhibit within the Edgar electronic filing system. We note that you have instead included exhibits within the corpus of the Form 10-KSB document.

12.   Tell us how you have complied with Regulation S-B (and thereafter Regulation S-K), Item 601, which require that numerous exhibits, such as articles of incorporation and bylaws, be included or incorporated by reference into Form 10-KSB and noted in the exhibit index. Also tell us how you have specifically complied with the requirement to file material contracts as exhibits. It would appear that your fuel terminal purchase and leasing agreements represent material contracts.

Form 10-Q for the quarter ended June 30, 2008

General

13.   Revise your Form 10-Q to comply with the relevant comments above.

Controls and Procedures

14.   We note that the actions listed here under "changes in internal controls," that is, instituting a code of ethics, hiring a controller, and consolidating the accounting of IFL, are also cited in your Form 10-KSB for the year ended December 31, 2007, as well as in your Form 10-QSB for the quarter ended March 31, 2008. Please revise your filings, as appropriate, to include a discussion of these actions only in the filing for the quarter when the actions occurred. Additionally, your documents should clarify whether the actions taken represent changes that materially affected or are reasonably likely to material affect your internal control over financial reporting. Finally, your document should affirm that no other changes were made, other than those listed in the document, that materially affected or are reasonably likely to materially affect your internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief